SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)
(RULE 13D-102)

Under the Securities Exchange Act of 1934

Immunosyn Corporation
(Name of Issuer) Common Stock, par value $0.0001 per share
(Title of Class of Securities) 452530 10 1 (CUSIP Number)
Douglas McClain, Jr. Argyll Biotechnologies, LLC 4225 Executive Square Suite 260 La Jolla, California 92037 (858) 200-2320
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) April 26, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d–1(e), 13d-1(f) or 13d-1(g), check the following box  ÿ.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on Following Pages)

(Page 1 of 7 Pages)

CUSIP No. 452530 10 1	13D	Page 2 of 7

1.	NAME OF REPORTING PERSONS: Argyll Biotechnologies, LLC IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): ____________
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) □ (b) x*
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) □
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 146,569,800**
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 146,569,800**
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 146,569,800**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.89%
14.	TYPE OF REPORTING PERSON CO
*  See Item 2 hereof
**See Item 5 hereof.

CUSIP No. 452530 10 1	13D	Page 3 of 7

1.	NAME OF REPORTING PERSONS: James T. Miceli IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) □ (b) x*
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) □
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 146,569,800**
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 146,569,800**
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 146,569,800**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.89%
14.	TYPE OF REPORTING PERSON IN
*  See Item 2 hereof.
**See Item 5 hereof.

CUSIP No. 452530 10 1	13D	Page 4 of 7

1.	NAME OF REPORTING PERSONS: Douglas McClain, Jr. IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) □ (b) x*
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) □
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 146,569,800**
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 146,569,800**
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 146,569,800**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.89%
14.	TYPE OF REPORTING PERSON IN
* See Item 2 hereof.
**See Item 5 hereof.

CUSIP No. 452530 10 1	13D	Page 5 of 7

ITEM 1.  SECURITY AND ISSUER

This Amendment No. 1 to Schedule 13D (this “Amended Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Immunosyn Corporation, a Delaware corporation (the “Issuer”).  The principal executive office of the Issuer is located at 4225 Executive Square, Suite 260, La Jolla, California 92037.

ITEM 2. IDENTITY AND BACKGROUND

This Amended Schedule 13D is filed by Argyll Biotechnologies, LLC, a Delaware limited liability company (“Argyll”), and the other persons named on Exhibit A to the original filing hereof (each a “Reporting Person” and together the “Reporting Persons”).  Exhibit A (previously filed) also sets forth the name, place of organization, principal business, address of principal business, address of principal office and other information with respect to the Reporting Persons.

Argyll is the owner of 146,569,800 shares of Common Stock of the Issuer.  Argyll is jointly controlled by its members, James T. Miceli and Douglas McClain, Jr. There is no agreement or arrangement among the two members of Argyll with respect to the voting or disposition of any securities of the Issuer owned by Argyll or any of the other Reporting Persons.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Argyll disposed of 412,100 shares of Common Stock of the Issuer for $1,830,000 on April 26, 2007 in separate privately negotiated transactions.

Argyll disposed of 131,100 shares of Common Stock of the Issuer for $655,500 on July 20, 2007 in separate privately negotiated transactions.

Argyll received a transfer of 113,000 shares of Common Stock from Padmore Holdings, Ltd. for $550,000 on August 23, 2007.

ITEM 4.  PURPOSE OF TRANSACTION

Argyll has sold up to 543,200 shares of Common Stock for $2,485,500 in separate privately negotiated transactions and received a transfer of 113,000 shares of Common Stock from Padmore Holdings, Ltd. for $550,000.  Argyll continues to own 146,569,800 shares of Common Stock of the Issuer.

As discussed in the first paragraph of this Item 4, the Reporting Person made the following aggregate dispositions of Common Stock between April 26, 2007 and August 23, 2007 on the dates specified at the per share prices listed below:

Date	Number of Shares	Price Per Share	Aggregate Price
4/26/2007	77,000	$3.25	$250,000
4/26/2007	166,100	$4.55	$755,000
4/26/2007	124,000	$4.84	$600,000
4/26/2007	45,000	$5.00	$225,000
7/20/2007	127,100	$5.00	$635,500
7/20/2007	4,000	$5.00	$20,000
TOTAL	543,200		$2,485,500.00

CUSIP No. 452530 10 1	13D	Page 6 of 7

As discussed in the first paragraph of this Item 4, the Reporting Person made the following acquisitions of Common Stock on August 23, 2007 on the dates specified at the per share prices listed below:

Date	Number of Shares	Price Per Share	Aggregate Price
8/23/2007	33,000	$4.55	$150,000
8/23/2007	80,000	$5.00	$400,000
TOTAL	113,000		$550,000.00

Although no Reporting Person has formulated any definitive plans not heretofore disclosed or set forth herein, each may from time to time acquire Common Stock of the Issuer or dispose of Common Stock of the Issuer through open-market or privately negotiated transactions or otherwise if and when each deems it appropriate.  Each Reporting Person may formulate other purposes, plans or proposals relating to any of such securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors.

Except as set forth in this Amended Schedule 13D, the Reporting Persons do not presently have any specific plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of this Amended Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

The Reporting Persons’ beneficial ownership is as follows:

(a)   Amount beneficially owned: 146,569,800 shares of Common Stock
Percent of class:  53.89% based on 272,000,000 shares of Common Stock issued and outstanding

        (b)   Number of shares as to which the Reporting Persons have:

(i)   Sole power to vote or to direct the vote -  0
(ii)  Shared power to vote or to direct the vote - 146,569,800
(iii) Sole power to dispose or to direct the disposition of - 0
(iv) Shared power to dispose or to direct the disposition of - 146,569,800

(c)   The information with respect to the acquisition of the Common Stock of the Issuer by Argyll, as set forth in Items 3 and 4, is hereby incorporated by reference.

(d)   Not applicable.

(e)   Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Certain of Reporting Persons were subject to a Lock-Up Agreement dated as of September 21, 2006 between the Company and such persons that was terminated as of May 15, 2007.

CUSIP No. 452530 10 1	13D	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this Amended Schedule 13D is true, complete and correct.

Dated:	October 16, 2007

ARGYLL BIOTECHNOLOGIES, LLC
By:	/s/ Douglas McClain, Jr.
Name: Douglas McClain, Jr Title: Chief Financial Officer

/s/ James T. Miceli
James T. Miceli

/s/ Douglas McClain, Jr.
Douglas McClain, Jr.